Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2016	2015	2014	2013	2012
	(In thousands, except ratio data)
Income before income taxes	$6,330	$31,130	$37,531	$38,400	$36,663

Interest on indebtedness	13,432	12,955	11,952	11,472	11,394

Portion of rents representative
of the interest factor	2,131	2,014	1,939	1,837	1,739

Earnings as adjusted	$21,893	$46,099	$51,422	$51,709	$49,796

Fixed charges:

Interest on indebtedness	$13,432	$12,955	$11,952	$11,472	$11,394

Portion of rents representative
of the interest factor	2,131	2,014	1,939	1,837	1,739

Fixed charges	$15,563	$14,969	$13,891	$13,309	$13,133

Ratio of earnings
to fixed charges	1.41	3.08	3.70	3.89	3.79